Exhibit 99.1

PRESS RELEASE

DYNASTY GAMING PURSUES ACQUISITION OF CHINESE COMPANIES
Continuing Negotiations Advancing Towards Successful Acquisition.

Montreal, Canada: …12 December 2007…Dynasty Gaming Inc. [TSXV: “DNY”, OTCBB: “DNYFF”] announces, further to its press release of October 19, 2007, additional details relating to its proposed acquisition of  all of the issued and outstanding securities of Junnet Omnimedia Co. Ltd., based out of the British Virgin Islands, and its 100% WFOE (wholly foreign-owned enterprise) subsidiary, Univessence Digital Studios, Guangzhou, China (Junnet). In addition, Dynasty intends to acquire a 60% interest in Beijing Baihui Digital Stars Technology Co. Ltd. and Beijing Baihui Digital Stars Software Co. Ltd. (Baihui). Dynasty CEO, Albert Barbusci, stated that while a letter of intent for the proposed acquisition has been  signed, Dynasty is taking the necessary time to ensure that the structure of the company resulting from the acquisition is appropriate for its business objectives and that all of the requirements set out in the letter of intent are met.

Junnet operates as a distributor of prepaid online game cards in China and markets digital products, such as games and video, and currently provides a significant distribution channel in interactive entertainment and application software in China.  Dr. Dominic Chan is a principal of Junnet and holds a B.S. degree from Wake Forest University.  He received both his M.S. and Ph.D. degrees in Mathematics from the University of Wisconsin, U.S.A.  Dr. Chan’s extensive career began as a member of the technical staff at Bell Laboratories.  He has also held the position of Vice-President of Product Development at Gould Inc; Vice-President of Software Engineering at Apollo Computer Corporation and Executive Vice-President of Research and Development at Bull HN Information Systems.  In 1992, Dr. Chan founded Peritus Software Services and served as the company’s CEO until 1997.  He remains a member of the Board of Directors of Peritus.  Dr. Chan is a recognized leader in the development of Computer-Aided Software Engineering tools (CASE tools) and software engineering methodologies and processes.  Dr. Chan resides in Los Angeles, California.

Baihui is a leading publisher, service provider and distributor of software and digital content in China. The company provides online/offline, one-station distribution services in China.  Baihui also offers strategic solutions for the distribution, marketing and promotion of Chinese software developers/authors seeking to extend their business in the global market.  Baihui’s founder, Dr. Wilson K. C. Cho, holds a B.S. in physics from the California Institute of Technology and a Ph.D. in biophysics from Princeton University.   In 1990, he co-founded Gemstar International Group Limited with two scientists in the United States and helped steer the company to an IPO in 1996.  From 1990 to 1998, Dr. Cho served as the general manager of Gemstar Asia, overseeing the company’s product development and marketing functions in Asia.  Dr. Cho has over 10 years of experience in the high technology industry and 15 years experience in scientific research.  He has been a faculty member at Cornell University and the Chinese University of Hong Kong. Dr. Cho currently lives in Hong Kong.

Since 2005, Dynasty Gaming Inc., headquartered in Montreal, Canada, has been primarily engaged, through its wholly-owned subsidiaries, in the development and marketing of Mahjong gaming software.  Following a decision to focus its business plan in China, the company has been executing a strategy  to secure a lead position in the Chinese market. In November 2006, Dynasty concluded its first agreement with a Junnet company covering the future distribution of prepaid game cards throughout China for the purpose of accessing its online Mahjong game site in China. In the course of developing its business relationships, Dynasty recognized the necessity of building an extensive network of distribution channels in order to harness success in China. By locking into these distribution channels, Dynasty has acquired the capacity to carry a much broader range of interactive game and entertainment products. Dynasty CEO, Mr. Albert Barbusci, specializes in the field of strategic planning and corporate  finance. He also has extensive experience in marketing and advertising, and was the founder and CEO of Dentsu, Cadence Advertising, Canada. He is a forerunner in the development of Japanese and Sino-Canadian business alliances and has established significant business relationships with major Chinese and Japanese corporations.  Mr. Barbusci currently resides in Montreal.

On a post-transaction basis,  Dynasty plans to leverage the competencies of Junnet through a transition process that will take it from a purely game distribution platform to a game operation and service platform for games and entertainment software.  Baihui will focus on the development of a software service and delivery platform utilizing SaaS (Software as a Service) – an increasing popular software application delivery model that is web-native.  SaaS is generally associated with business software; providing a low-cost method for businesses to obtain, through the Internet, the same benefits of commercially licensed, internally-operated software without the associated complexity and high initial cost of shrink-wrap software.

In connection with the acquisition, and as contemplated in letter of intent,  a $30 million injection of operating capital by Dynasty is being facilitated, on a private placement basis, through CRT Capital Holdings LLC (CRT) located in Stamford, Connecticut, USA. CRT’s long-standing reputation in investment banking is ideally suited to underwrite the financing of the proposed acquisition. After giving effect to the acquisition, CRT has valued the resulting company at $102 million, with the existing Dynasty business being valued at $20 million or 19.6% and the combined Junnet/Baihui business being valued at $82 million or 80.4% of the total.

As per the terms of the engagement letter with CRT, Dynasty intends to offer 6 million units at $5.00 per unit.  Each Unit consists of (i) one share of the Company’s common stock; and (ii) 0.30 of a warrant to purchase one share of Common Stock  at an exercise price of $7.50 per share. The warrants will expire on the fourth anniversary of the original issue date. In order to achieve this unit price, the company proposes to consolidate its existing common shares on the basis of 23.0869 current shares for one new common share. On a post-transaction basis, taking into account the proposed acquisition and financing with CRT, it is expected that there will be approximately 26,400,000 issued and outstanding common shares in the share capital of the resulting company, 2,346,000 warrants and broker options (issued in connection with the financing) and 754,398 existing options and warrants . On a fully-diluted basis, shares will be held in the following proportions: (1) existing Dynasty shareholders will hold approximately 16.1% of the resulting company’s issued and outstanding common shares; (2) new shareholders will hold approximately 28.3% of the common shares; and (3) existing Junnet/Baihui shareholders will hold approximately 55.6% of the common shares.

Subject to shareholder and regulatory approval, on a post-transaction basis, Dynasty will commence operations in the electronic commerce software development, distribution and operation sector under a proposed, new, corporate name “Junnet Dynasty Interactive” (JDI). Dr. Wilson Cho and Dr. Dominic Chan will join the JDI board of directors and Mr. Albert Barbusci will continue as CEO.  Under the proposed structure, JDI will function as both an operator and distributor of online games, offering a diverse mix of entertainment media, including the exceptionally popular ‘massively-multi-player-online playing games’ (MMORPG), casual online games, Mahjong and poker tournament play, as well as maintaining a powerful pipeline of online and mobile-based entertainment that is expected to accrue and sustain an expansive and loyal user base for the future.

JDI will be in an advantageous position to establish a larger marketing and distribution presence in China than the one currently enjoyed by Dynasty  This will be achieved through an aggressive growth and diversification strategy which will include the expansion of Junnet/Baihui’s core businesses, the acquisition of licenses for the aforementioned MMORPG and casual games, and the comprehensive design and development of a national online tournament game platform.

With a strong technical support system, a nationwide sales and marketing team, and 24/7 customer support, JDI will be supported by an extant, retail network of over 80,000 POS outlets, 50,000 of which are government-licensed Internet cafés for tournament and lottery playing. Licenses with major game developers world-wide will also be pursued.

The proposed acquisition and financing is expected to be completed by the end of the first quarter of 2008, subject to  the following:

(1)	Due diligence and audit of the target companies, now underway will be concluded within a timeframe of approximately 45-60 days;
(2)
Subject to the successful completion of audits, due diligence, negotiation and execution of a definitive acquisition agreement, and the obtaining of all necessary board and regulatory approvals, offering documents are expected to be filed before the end of January 2008;

(3)	Successful closing of the CRT financing in February, 2008; and
(4)
Shareholder approval of the proposed acquisition and ancillary matters, including the proposed change of Dynasty’s corporate name, shall be sought at a Special  Meeting expected to be held in March 2008.

The proposed acquisition is being reviewed by the TSX Venture Exchange. A halt in trading of Dynasty’s common shares will continue during this review process. At this time, the company cannot estimate how long the halt will remain in effect, however Dynasty is committed to updating its shareholders as to the status of the proposed acquisition and concluding the acquisition in a timely fashion.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; the existence of undetected errors or similar problems in our products; our ability to manage our growth; our ability to compete successfully; potential liabilities; maintaining our intellectual property rights and litigation involving intellectual property rights; our dependence on the expertise of our key personnel; and our access to sufficient capital to fund our future requirements. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Dynasty or persons acting on our behalf are expressly qualified in their entirety by this notice. Other than as may be required by applicable laws, we disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange has in no way passed upon the merits of the proposed acquisition and has neither approved nor disapproved of the contents of this Press Release.

Completion of this proposed transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval.  The transaction cannot close until the required Shareholder approval is obtained.  There can be no assurance that the transaction will be completed as proposed or at all.
Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with this transaction, any information released or received with respect to the acquisition may not be accurate or complete and should not be relied upon.  Trading in the securities of Dynasty should be considered highly speculative.

For additional information, contact:
Mr. Albert Barbusci, CEO
Dynasty Gaming Inc.
Montreal, Quebec, Canada
(514) 288-0900 ext. 224